(Securities Code 7203)
June 12, 2025
To All Shareholders:
President Koji Sato
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 121th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 121th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports were made on the business review, consolidated and unconsolidated financial statements for FY2025 (April 1, 2024 through March 31, 2025), and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2025.

Resolutions:

Proposed Resolution 1:	Partial Amendments to the Articles of Incorporation

The proposal was approved and adopted as proposed. The changes to the Articles of Incorporation necessitated by the transition from a company with an Audit & Supervisory Board to a company with an Audit and Supervisory Committee, including establishing new provisions regarding the Audit and Supervisory Committee and its members, deleting provisions regarding the Audit & Supervisory Board and its members, as well as establishing new provisions regarding the delegation of important business execution decisions, were made.

Proposed Resolution 2:	Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members)

Approved as proposed. The following 6 persons were elected and have assumed their positions as Members of the Board of Directors (excluding Members of the Board of Directors who are Audit & Supervisory Committee Members):

Akio Toyoda, Koji Sato, Hiroki Nakajima, Yoichi Miyazaki, Shigeaki Okamoto and Kumi Fujisawa.

Proposed Resolution 3:	Election of 4 Members of the Board of Directors who are Audit & Supervisory Committee Members

Approved as proposed. The following 4 persons were elected as Audit & Supervisory Committee Members:

Christopher P. Reynolds, George Olcott, Masahiko Oshima and Hiromi Osada.

Proposed Resolution 4:	Determination of Amount of Compensation for Members of the Board of Directors (Excluding Audit and Supervisory Committee Members)

Approved and adopted as proposed. The maximum cash compensation for members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members) was set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year).

Proposed Resolution 5:	Determination of Amount of Compensation for Members of the Board of Directors Serving as the Audit and Supervisory Committee Members.

Approved and adopted as proposed. The maximum compensation for members of the Board of Directors who are Audit and Supervisory Committee Members was set at 0.36 billion yen per year.

Proposed Resolution 6:	Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members)

Approved and adopted as proposed. In accordance with the transition to a company with an Audit and Supervisory Committee, the maximum share compensation for members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee Members. Hereinafter referred to as “Eligible Members of the Board of Directors”) was set at 4.0 billion yen per year (maximum of 4 million shares per year in total to Eligible Members of the Board of Directors) and the details of restricted share compensation for the Eligible Members of the Board of the Directors were determined.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 4 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Akio Toyoda, President Koji Sato, and Executive Vice Presidents Hiroki Nakajima and Yoichi Miyazaki were elected and assumed their positions as Representative Directors.

Chairman of the Board of Directors	Akio Toyoda	Member of the Board of Directors (Audit and Supervisory Committee Members)	Christopher P. Reynolds

President, Member of the Board of Directors	Koji Sato	Member of the Board of Directors (Audit and Supervisory Committee Members)	George Olcott

Executive Vice President, Member of the Board of Directors	Hiroki Nakajima	Member of the Board of Directors (Audit and Supervisory Committee Members)	Masahiko Oshima

Executive Vice President, Member of the Board of Directors	Yoichi Miyazaki	Member of the Board of Directors (Audit and Supervisory Committee Members(full-time))	Hiromi Osada

Member of the Board of Directors	Shigeaki Okamoto

Member of the Board of Directors	Kumi Fujisawa

[Operating Officers]

President Chief Executive Officer	Koji Sato

Executive Vice President Chief Technology Officer	Hiroki Nakajima	Chief Executive Officer, China Region	Tatsuro Ueda

Executive Vice President Chief Financial Officer Chief Competitive Officer	Yoichi Miyazaki	Chief Branding Officer	Simon Humphries

Chief Officer Production Group	Takahiro Imura	Woven by Toyota, Inc. Mobility 3.0 Office	Kenta Kon

Chief Executive Officer, North America Region	Tetsuo Ogawa	Chief Production Officer	Kazuaki Shingo
[Fellow]
Executive Fellow Oyaji	Mitsuru Kawai	Executive Fellow Banto	Koji Kobayashi

Chief Scientist and Executive Fellow for Research	Gill A. Pratt	Executive Fellow	Shigeki Tomoyama

Senior Fellow	Masashi Asakura

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. TMC assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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